CENTRAL JAPAN RAILWAY COMPANY
JR Central Towers
1-1-4 Meieki, Nakamura-Ku
Nagoya, Aichi 453-6101, Japan
TEL: +81-52-564-2620
FAX: +81-52-565-6355



July 26, 2006


SEC MAIL PROCESSING
RECEIVED
JUL 28
WASH, D.C. 156 SECTION

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Central Japan Railway Company
Rule 12g3-2(b) Exemption File No. 082-34904

Ladies and Gentlemen:

We refer to the exemption afforded by Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to Central Japan Railway Company, a company incorporated under the laws of Japan (the "Company").

Pursuant to Rule 12g3-2(b)(iii) under the Exchange Act, the Company is furnishing the enclosed documents as identified in Exhibit A attached hereto. With respect to the Japanese language documents listed in Exhibit A for which no English language version is readily available, brief descriptions are set forth in Exhibit B attached hereto.

If you have any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this furnishing, Mr. Masahisa Ikeda of Shearman & Sterling LLP, 2-2 Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-0011 Japan, telephone 011-813-5251-1601, facsimile number 011-813-5251-1602, Email masahisa.ikeda@shearman.com.

Sincerely,

CENTRAL JAPAN RAILWAY COMPANY

By: 髙橋伸方

Name: Nobumasa Takahashi
Title: Manager
Stock Section
Administration Department

Enclosures

Exhibit A

Documents Submitted Pursuant To Rule 12g3-2(b)(iii)

A. English Language Documents

N/A

B. Japanese Language Documents

1. Annual Securities Report (including audited consolidated and non-consolidated financial statements)

    a. Annual Securities Report, dated June 26, 2006, for the 19th fiscal year ended March 31, 2006 (a brief description of the said document is set forth in Exhibit B)

    b. Amendment to the Shelf Registration Statement, dated June 26, 2006, adding the Annual Securities Report set forth in a. above to the list of documents incorporated by reference in the Shelf Registration Statement dated October 17, 2005 (the "Shelf Registration Statement") with regard to the registration of the bonds to be issued in the aggregate principal amount up to 500,000 million yen

2. Amendment to the Semi-annual Securities Report

    a. Amendment to the Semi-annual Securities Report, dated May 29, 2006, modifying certain information contained in the Semi-annual Securities Report dated December 21, 2005 (a brief description of the said Amendment is set forth in Exhibit B)

    b. Amendment to the Shelf Registration Statement, dated May 29, 2006, adding the Amendment to the Semi-annual Securities Report set forth in a. above to the list of documents incorporated by reference in the Shelf Registration Statement

3. Supplemental Documents to the Shelf Registration Statement, filed with the Director of the Tokai Local Finance Bureau, with respect to the Company's Bonds to be Offered for Subscription

    a. Supplemental Document to the Shelf Registration Statement, dated May 12, 2006 in connection with the issuance of the 24th Series Unsecured Bonds (a brief description of the said document is set forth in Exhibit B)

    b. Supplemental Document to the Shelf Registration Statement, dated May 30, 2006 in connection with the issuance of the 25th Series Unsecured Bonds (a brief description of the said document is set forth in Exhibit B)

4. Reports as to the Acquisition of Its Own Stock by the Company

    a. Report as to the Acquisition of Its Own Stock, dated May 12, 2006, for the period from April 1, 2006 through April 30, 2006 (a brief description of the said document is set forth in Exhibit B))

    b. Report as to the Acquisition of Its Own Stock, dated June 14, 2006, for the period from May 1, 2006 through May 31, 2006 (a brief description of the said document is set forth in Exhibit B)

5. Confirmation of the Adequacy of the Annual Securities Report

    a. Confirmation of the Adequacy of the Annual Securities Report, dated June 26, 2006, filed with the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange (a brief description of the said document is set forth in Exhibit B)

6. Corporate Governance Report

    a. Corporate Governance Report dated May 31, 2006 (a brief description of the said document is set forth in Exhibit B)

7. Press releases which may be material to an investment decision

    a. Press release titled "Issuance of Domestic Straight Bonds" dated May 12, 2006 (an English translation is attached as Attachment 1)

    b. Press release titled "Notice of Partial Amendment to the Articles of Incorporation" dated May 23, 2006 (a brief description of the said document is set forth in Exhibit B)

    c. Press release titled "Determination, etc. of Candidates for Directors and Corporate Auditors, and Executive Officers" dated May 23, 2006 (a brief description of the said document is set forth in Exhibit B)

    d. Press release titled "Issuance of Domestic Straight Bonds" dated May 30, 2006 (an English translation is attached as Attachment 2)

8. Annual business reports (including summary annual financial statements)

    a. Annual business reports for the 19th fiscal year ended March 31, 2006 (a brief description of the said document is set forth in Exhibit B)

9. Convocation Notices of an Ordinary General Meeting of Shareholders

    a. Convocation Notice of the 19th Ordinary General Meeting of Shareholders dated June 8, 2006 (including the balance sheet, statement of income (consolidated and non-consolidated), business report and proposal for appropriation of retained

earnings for the fiscal year ended March 31, 2006), reference materials for the exercise of voting rights and a voting card (an extracted English translation is attached as Attachment 3)

10. Notice of the Resolution of an Ordinary General Meeting of Shareholders, including dividend information

    a. Notice of the Resolution of the 19th Ordinary General Meeting of Shareholders dated June 23, 2006, including dividend information (an English translation (excluding the attachments) is attached as Attachment 4)

Exhibit B

Brief Description of the Japanese Language Documents Designated in Exhibit A

1. Annual Securities Report (including audited financial statements), dated June 26, 2006, for the 19th fiscal year ended March 31, 2006

Under the Securities and Exchange Law of Japan (the "Securities and Exchange Law"), the Company, which has its common stock listed on the First Section of the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange (collectively, the "Stock Exchanges"), is required to file with the Director of the Kanto Local Finance Bureau (the "KLFB"), an Annual Securities Report within three months following the end of each fiscal year, *i.e.*, March 31. An Annual Securities Report filed by the Company is made public at the KLFB, the Stock Exchanges and the head office and major branch offices of the Company pursuant to the Securities and Exchange Law.
The information contained in the above-referenced Annual Securities Report for the 19th fiscal year includes, *inter alia*, an outline of the Company, its business conditions, capital investment, major shareholders, dividend policy, development of its stock price and management for the fiscal year ended March 31, 2006. The audited financial statements (both consolidated and non-consolidated) for the fiscal year ended March 31, 2006 are also included therein.

The information contained in the above-referenced Annual Securities Report, which is material to investment decisions, is also contained, to a large extent, in the brief announcement of the annual consolidated financial statements and the summary of the annual non-consolidated financial statements for the fiscal year ended March 31, 2006, which were dated April 27, 2006, respectively. The extracted English translations thereof have been furnished under Rule 12g3-2(b) with a letter dated May 29, 2006.

2. Amendment to the Semi-annual Securities Report, dated May 29, 2006, modifying certain information contained in the Semi-annual Securities Report dated December 21, 2005

The Company filed the above-referenced Amendment in order to modify some figures regarding the lease transactions from April 1, 2005 to September 30, 2005 contained in the Semi-annual Securities Report dated December 21, 2005, a brief description of which has been set forth in Exhibit B to the letter dated February 16, 2006, furnished under Rule 12g3-2(b).

3. Supplemental Document to the Shelf Registration Statement, dated May 12, 2006 in connection with the issuance of the 24th Series Unsecured Bonds

Subject to the filing of the Shelf Registration Statement referred to in Exhibit A, when the Company proposes to issue or distribute any securities designated in the Shelf Registration Statement valued at 100 million yen or more of the aggregate price thereof through a public offering in Japan, the Company is required to file with the Director of the Tokai Local Financial Bureau, a Supplemental Document to the Shelf Registration under the Securities and Exchange Law.

The above-referenced Supplemental Document contains certain specified terms and conditions of the 24th Series Unsecured Bonds of the Company in the aggregate issue amount of 10,000 million yen (JPY 10,000,000,000).

The Shelf Registration Statement so supplemented by the above-referenced Supplemental Document contains or incorporates by reference the latest Annual Securities Report and certain other documents, the information concerning the terms and conditions of the public offering of the 24th Series Unsecured Bonds and the information pertaining to the Company's business, financial position and financial statements for the two (2) most recent fiscal years.

The information contained in the above-referenced Supplemental Document which is material to an investment decision is substantially contained in the News Release dated May 12, 2006 (Attachment 1).

4. Supplemental Document to the Shelf Registration Statement, dated May 30, 2006, in connection with the issuance of the 25th Series Unsecured Bonds

The above-referenced Supplemental Document contains certain specified terms and conditions of the 25th Series Unsecured Bonds in the aggregate issue amount of 30,000 million yen (JPY 30,000,000,000).

The Shelf Registration Statement so supplemented by the above-referenced Supplemental Document contains or incorporates by reference the latest Annual Securities Report and certain other documents, the information concerning the terms and conditions of the public offering of the 25th Series Unsecured Bonds and the information pertaining to the Company's business, financial position and financial statements for the two (2) most recent fiscal years.

The information contained in the above-referenced Supplemental Document which is material to an investment decision is substantially contained in the News Release dated May 30, 2006 (Attachment 2).

5. Report as to the Acquisition of Its Own Stock by the Company, dated May 12, 2006, for the period from April 1, 2006 through April 30, 2006

Under the Company Law of Japan, a company can, upon authorization at its general meeting of shareholders or a resolution of the Board of Directors subject to certain requirements, acquire its own stock up to the number authorized or resolved by the said general meeting of shareholders or the Board of Directors within the aggregate acquisition price not exceeding the amount of the profit available for dividends as of the effective date of such acquisition. In light of the foregoing, the Securities and Exchange Law requires a listed company, which has been authorized to acquire its own stock by its general meeting of shareholders or the Board of Directors, to submit to the relevant local financial bureau a monthly report on the status of the acquisition of its own stock (*i.e.*, the Report as to the Acquisition of Its Own Stock) by no later than the 15th day of the following month. Such Report filed by a company is made public at a relevant local financial bureau, the stock exchange(s), on which the shares of the company are listed, and at the head office and major branch offices of the company pursuant to the Securities and Exchange Law.

The matters set forth in the above-referenced Report are (i) the kind of shares covered by such Report, (ii) the status of the acquisition classified in accordance with the grounds for such acquisition, *i.e.*, (a) purchase upon a resolution of a general meeting of shareholders, (b) purchase from a subsidiary, and (c) purchase upon a resolution of the Board of Directors pursuant to the provisions of its Articles of Incorporation, such as the number of shares authorized for purchase and the number of shares actually purchased in the relevant month, (iii) the status of the disposition of the shares purchased by the Company, and (iv) the number of shares held by the Company in treasury.

The above-referenced Report for April 2006 states that the Company purchased, upon the resolution of the Board of Directors on April 4, 2006, 268,686 shares of common stock of the Company during the month of April 2006, and that the number of shares of treasury stock of the Company as of April 30, 2006 was 268,686.

6. Report as to the Acquisition of Its Own Stock by the Company, dated June 14, 2006, for the period from May 1, 2006 through May 31, 2006

The above-referenced Report for May 2006 states that the Company purchased or disposed of no share of common stock of the Company during the month of May 2006, and that the number of shares of treasury stock of the Company as of May 31, 2006 was 268,686.

7. Confirmation of the Adequacy of the Annual Securities Report, dated June 26, 2006, filed with the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange

Under the Regulation on Timely Disclosure of Corporate Information of Issuers of Securities Listed on the Tokyo Stock Exchange (the "Timely Disclosure Regulation") and the similar rules and regulations of the Osaka Securities Exchange and the Nagoya Stock Exchange, the Company is required to file with each such Exchange, a Confirmation of the Adequacy of the Annual Securities Report, and such should be done, without delay, after the Company files its Annual Securities Report with the Director of the KLFB. A Confirmation of the Adequacy of the Annual Securities Report filed by the Company is made public by the said Exchanges under their respective applicable rules and regulations.

8. Corporate Governance Report dated May 31, 2006

Under the Listing Rule and the Timely Disclosure Regulation of the Tokyo Stock Exchange and the similar rules and regulations of the Osaka Securities Exchange and the Nagoya Stock Exchange, the Company is required to file with each such Exchange, a Corporate Governance Report. A Corporate Governance Report filed by the Company is made public by the said Exchanges under their respective applicable rules and regulations.
The information contained in the above-referenced Corporate Governance Report includes, *inter alia*, information concerning the corporate governance of the Company, such as the framework of its corporate governance, major shareholders, management, policies applicable to its stakeholders and the framework of its internal control system.

9. Annual business report (including summary annual financial statements) for the 19th fiscal year ended March 31, 2006

An annual business report is not required to be prepared, made public or distributed to shareholders under Japanese laws. The Company voluntarily prepares and distributes the same to its shareholders, analysts and investors each year.
Set forth in the above-referenced annual business report is a message from management, certain topics, such as improvements of the Tokaido Shinkansen transportation services, as well as reports on the revision of timetables, the determination of the specification of N700 Rolling Stock and the commencement of the new ticket reservation system, financial highlights, a group profile, management profile, the status of common stock and major stockholders of the Company, preferment (*i.e.,* hospitality programs for stockholders), a corporate profile and the operating network, the area map of the JR Tokai lines and information for stockholders (*i.e.,* handling business of shares).
The information contained in this report, which is material to an investment decision, including financial information, is also contained, to a large extent, in the

brief announcement of the annual consolidated financial statements and the summary of the annual non-consolidated financial statements for the fiscal year ended March 31, 2006, which were dated April 27, 2006, respectively. The extracted English translations thereof have been furnished under Rule 12g3-2(b) with a letter dated May 29, 2006.

10. Press release titled "Notice of Partial Amendment to the Articles of Incorporation" dated May 23, 2006

Under the Timely Disclosure Regulation of the Tokyo Stock Exchange, if the executive organ of the Company determines to make an amendment to the Articles of Incorporation of the Company, the Company is required to disclose the details of such amendment, which will take effect pursuant to a resolution of its general meeting of shareholders scheduled to be held thereafter.

The information contained in the above-referenced document includes the purpose and details of the amendment and the time schedule until such amendment shall take effect, *inter alia*, the date of the general meeting of shareholders at which such amendment will be proposed for resolution and the effective date of such amendment. The foregoing is substantially contained in the Notice of Resolution of the 19th Ordinary General Meeting of Shareholders dated June 23, 2006 (Attachment 4).

11. Press release titled "Determination, etc. of Candidates for Directors and Corporate Auditors, and Executive Officers" dated May 23, 2006

Under the Timely Disclosure Regulation of the Tokyo Stock Exchange, if the executive organ of the Company determines the certain matters which are material to an investment decision, the Company is required to disclose the details of such matters, including a change of the representative officers.

The information contained in the above-referenced document which is material to an investment decision is substantially contained in the Notice of Resolution of the 19th Ordinary General Meeting of Shareholders dated June 23, 2006 (Attachment 4).

[TRANSLATION]

May 12, 2006
Central Japan Railway Company

Issuance of Domestic Straight Bonds

The Company will issue domestic straight bonds, as follows:

1. Name of the Bonds	Central Japan Railway Company Unsecured Straight Bonds - Twenty-Fourth Series (Ranking *pari passu* among the Bonds)
2. Aggregate Principal Amount	JPY10,000,000,000
3. Sales Price	JPY100 per each Bond of JPY100
4. Interest Rate	2.405%
5. Redemption Date (Maturity)	May 22, 2026
6. Issue Date	May 24, 2006
7. Lead Manager	Mitsubishi UFJ Securities Co., Ltd.
8. Rating	Aa2 (Moody's) AA (R&I)

End of Document

[TRANSLATION]

May 30, 2006
Central Japan Railway Company

Issuance of Domestic Straight Bonds

The Company will issue domestic straight bonds, as follows:

1. Name of the Bonds	Central Japan Railway Company Unsecured Straight Bonds - Twenty-Fifth Series (Ranking *pari passu* among the Bonds)
2. Aggregate Principal Amount	JPY30,000,000,000
3. Sales Price	JPY100 per each Bond of JPY100
4. Interest Rate	2.00%
5. Redemption Date (Maturity)	June 20, 2016
6. Issue Date	June 20, 2006
7. Lead Managers	Mitsubishi UFJ Securities Co., Ltd. Nomura Securities Co., Ltd.
8. Rating	Aa2 (Moody's) AA (R&I)

End of Document

[TRANSLATION]

June 8, 2006

To: Shareholders

Masayuki Matsumoto
President and Representative Director
Central Japan Railway Company
1-4, Meieki 1-chome, Nakamura-ku, Nagoya,
Aichi Prefecture

CONVOCATION NOTICE OF
THE 19TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs/Madams:

Notice is hereby given that the 19th ordinary general meeting of shareholders of Central Japan Railway Company will be held as set forth below. You are cordially invited to attend the meeting.

If you are unable to attend the meeting, we request that you exercise your voting rights in writing. After examining the reference materials set forth below, please indicate your approval or disapproval on the voting form enclosed herewith, affix your seal thereto and then send it back to us so that it reaches us no later than 5:30 a.m. on July 22, 2006.

Description

1. Date and Time: From 10:00 a.m. on Friday, June 23, 2006

2. Place: The Westin Nagoya Castle
   3-19 Hinokuchi-cho, Nishi-ku, Nagoya, Aichi Prefecture
   (Please see the map of the meeting place for the general meeting of shareholders at the end of this notice.)

3. Purpose of the Meeting:

   Matters to be Reported:

   1. Reports on the details of the business report, the consolidated balance sheets and the consolidated statements of income for the 19th fiscal year (from April 1, 2005 to March 31, 2006), and the details of the non-consolidated balance sheets and the statements of income for the 19th fiscal year

   2. Reports on the results of the audit of the Independent Auditors and the Board of Corporate Auditors concerning the consolidated financial Statements

   3. Report on the purchase of the Company's own stock upon the resolution of the Board of Directors pursuant to the authorization by the Articles of Incorporation

Matters to be Resolved:

Proposal 1:	Approval of the proposal for appropriation of retained earnings for the 19th fiscal year
Proposal 2:	Partial amendment of the Articles of Incorporation
Proposal 3:	Election of twenty (20) Directors
Proposal 4:	Election of one (1) Corporate Auditor

-End-

Upon arrival at the meeting, please submit the voting form enclosed herewith to the reception at the entrance of the meeting place.

Attachment 4

[TRANSLATION]

June 23, 2006

To: Shareholders

Masayuki Matsumoto
President and Representative Director
Central Japan Railway Company
1-4, Meieki 1-chome, Nakamura-ku, Nagoya,
Aichi Prefecture

NOTICE OF RESOLUTIONS OF THE 19TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs/Madams:

Please be informed that the reports were given and resolutions were adopted at the 19th ordinary general meeting of shareholders of Central Japan Railway Company held on the date hereof, as described below:

Description

Matters to be Reported:

1. Reports on the details of the business report, the consolidated balance sheets and the consolidated statements of income for the 19th fiscal year (from April 1, 2005 to March 31, 2006), and the details of the non-consolidated balance sheets and the non-consolidated statements of income for the 19th fiscal year

2. Reports on the results of the audit of the Independent Auditors and the Board of Corporate Auditors concerning the consolidated financial statements

3. Report on the purchase of the Company's own stock upon the resolution of the Board of Directors pursuant to the authorization by the Articles of Incorporation

The details of each item above were reported.

Matters to be Resolved:

Proposal 1: Approval of the proposal for appropriation of retained earnings for the 19th fiscal year

This proposal was resolved and approved in accordance with the original proposal. The amount of dividends was determined to be three thousand five hundred (3,500) yen per share.

As for the bonuses to Directors and Corporate Auditors, taking the business results, etc. for this fiscal year into

consideration, the Company determined to pay 331,281,000 yen in total to twenty-one (21) Directors and five (5) Corporate Auditors who were in office as at the end of this fiscal year (33,154,000 yen of which was the bonuses to Corporate Auditors).

Proposal 2: Partial amendment of the Articles of Incorporation

This proposal was resolved and approved in accordance with the original proposal.
The details of the amendment are set forth in the Comparative Table of the Provisions for the Amendment of the Articles of Incorporation, as described on pp. 2 through 9 below.

Proposal 3: Election of twenty (20) Directors

This proposal was resolved and approved in accordance with the original proposal. Messrs. Yoshiyuki Kasai, Masayuki Matsumoto, Masataka Ishizuka, Yoshiomi Yamada, Akira Nakagawa, Koushi Akutsu, Takao Innami, Toyonori Noda, Kouei Tsuge, Mitsuru Nakamura, Masayuki Kono, Junichi Hirasawa, Shin Kaneko, Naotoshi Yoshikawa, Haruo Goto, Katsumi Miyazawa, Yukihiro Masuda, Fujio Cho, Shunichi Kodama and Kenji Koroyasu assumed their respective offices as Directors.

Messrs. Fujio Cho and Kenji Koroyasu satisfy the qualification of an outside director provided for in Article 2, Item 15 of the Company Law.

Proposal 4: Election of one (1) Corporate Auditor

This proposal was resolved and approved in accordance with the original proposal. Mr. Toshiaki Araya assumed his office as Corporate Auditor.

-End-

Comparative Table of the Provisions for the Amendment of the Articles of Incorporation

(Changes are indicated by underlines.)

Before Amendment	After Amendment
(Newly established.)	**Article 4.** *(Organizations)* In addition to general meetings of shareholders and the Directors, the Company shall have the following organizations: (1) Board of Directors (2) Corporate Auditors (3) Board of Corporate Auditors (4) Accounting Auditors

Article 4. *(Method of Public Notices)* Public notices of the Company shall be given in the Nihon Keizai Shimbun.	**Article 5.** *(Method of Public Notices)* The method of public notices of the Company shall be electronic public notices; provided that in the event of accidents or any other unavoidable circumstances which make electronic public notices impossible, the Company shall give public notices in the Nihon Keizai Shimbun.
CHAPTER II **SHARES AND FRACTIONAL SHARES**	**CHAPTER II** **SHARES**
Article 5. *(Total Number of Shares)* The total number of shares authorized to be issued by the Company shall be eight million nine hundred sixty thousand (8,960,000) shares.	**Article 6.** *(Total Number of Shares Authorized to be Issued)* The total number of shares authorized to be issued by the Company (*hakko kano kabushiki sosu*) shall be eight million nine hundred sixty thousand (8,960,000) shares.
(Newly established.)	**Article 7.** *(Issuance of Share Certificates)* The Company shall issue share certificates representing its shares.
Article 6. *(Acquisition of Its Own Stock)* The Company may, by a resolution of the Board of Directors, purchase its own stock pursuant to the provisions of the second item, the first paragraph of Article 211-3 of the Commercial Code.	**Article 8.** *(Acquisition of Its Own Stock)* The Company may, by a resolution of the Board of Directors, acquire its own stock through market transactions, etc., pursuant to the provisions of the second paragraph of Article 165 of the Company Law.
Article 7. *(Transfer Agent)* 1. The Company shall appoint a transfer agent for its shares and fractional shares. 2. The transfer agent and its handling place shall be designated by a resolution of the Board of Directors and public notice thereof shall be given. 3. The register of shareholders (including the register of beneficial shareholders; hereinafter the same shall be applied), the register of fractional shares and the register of lost share certificates of the Company shall be kept at the handling place of the transfer agent, and registration of transfer of shares, registration of pledges, re-issuance of share certificates, indication of trust assets, purchase of fractional shares and other handling business relating to the shares and fractional shares shall be handled by the transfer agent and shall not be handled by the Company.	**Article 9.** *(Transfer Agent)* 1. The Company shall appoint a transfer agent (*kabunushi meibo kanrinin*). 2. The transfer agent and its handling place shall be determined by a resolution of the Board of Directors and public notice thereof shall be given. 3. The preparation of the register of shareholders (including the register of beneficial shareholders; hereinafter the same shall be applied), the register of stock acquisition rights and the register of lost share certificates of the Company and the keeping of and other business relating to the register of shareholders, the register of stock acquisition rights and the register of lost share certificates shall be entrusted to the transfer agent and shall not be handled by the Company.

Article 8. *(Share Handling Regulations)* The denominations of share certificates to be issued by the Company, registration of transfer of shares, registration of pledges, re-issuance of share certificates, indication of trust assets, purchase of fractional shares and other handling procedures relating to shares and fractional shares shall be governed by the Share Handling Regulations established by the Board of Directors.	**Article 10.** *(Share Handling Regulations)* Except as otherwise provided for by law or by these Articles of Incorporation, handling procedures and handling fees relating to shares shall be governed by the Share Handling Regulations established by the Board of Directors.
Article 9. *(Record Date)* 1. The shareholders (including the beneficial shareholders; hereinafter the same shall be applied) whose name shall be recorded in writing or electronically in the last register of shareholders as of March 31 every year shall be entitled to exercise their rights as shareholder at the ordinary general meeting of shareholders regarding the relevant fiscal year. 2. In addition to the immediately preceding paragraph, whenever necessary, the shareholders or registered pledgees whose name shall be recorded in writing or electronically in the register of shareholders as of a certain date, or the holders of fractional shares whose name shall be recorded in writing or electronically in the register of fractional shares as of the same date, may be entitled to exercise their rights at such meeting pursuant to a resolution of the Board of Directors and upon giving prior public notice.	(Deleted)
Article 10. (Description of the provisions is omitted.)	**Article 11.** (Same as at present.)
(Newly established.)	**Article 12.** *(Record Date of Ordinary General Meetings)* The record date for voting rights of ordinary general meetings of shareholders of the Company shall be March 31 every year.
Article 11. (Description of the provisions is omitted.)	**Article 13.** (Same as at present.)
(Newly established.)	**Article 14.** *(Disclosure Through Internet and Deemed Delivery of Reference Documents, etc. for General Meetings of Shareholders)* Upon convening a general meeting of shareholders, the Company may be deemed

	to have provided shareholders with information relating to the matters to be described or indicated in reference documents for the general meeting of shareholders, business reports, non-consolidated financial statements and consolidated financial statements, on the condition that such information is disclosed through the Internet in accordance with the Ministry of Justice Ordinance.
Article 12. *(Method of Adopting Resolutions)* 1. Except as otherwise provided for by law or by these Articles of Incorporation, resolutions at a general meeting of shareholders shall be adopted by the affirmative vote of a majority of the voting rights held by the shareholders present at the meeting. 2. Resolutions to be adopted pursuant to Article 343 of the Commercial Code shall be adopted by the affirmative vote of not less than two-thirds (2/3) of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights held by all shareholders.	**Article 15.** *(Method of Adopting Resolutions)* 1. Except as otherwise provided for by law or by these Articles of Incorporation, resolutions at a general meeting of shareholders shall be adopted by the affirmative vote of a majority of the voting rights held by the shareholders who are present at the meeting and entitled to exercise voting rights. 2. Resolutions to be adopted pursuant to the second paragraph of Article 309 of the Company Law shall be adopted by the affirmative vote of not less than two-thirds (2/3) of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights held by shareholders entitled to exercise voting rights.
Article 13. *(Exercise of Voting Rights by Proxy)* 1. A shareholder or his/her legal representative may not exercise his/her voting rights by a proxy who is not a shareholder of the Company; provided that the shareholder who is a corporation may delegate the authority to exercise its voting rights upon its employee. 2. In case a shareholder or his/her legal representative exercises his/her voting rights by proxy, the power of attorney in writing therefor shall be submitted to the Company prior to each general meeting of shareholders.	**Article 16.** *(Exercise of Voting Rights by Proxy)* 1. A shareholder may exercise his/her voting rights by a proxy who is another shareholder entitled to exercise voting rights of the Company; provided that the shareholder who is a corporation exercise its voting rights by a proxy who is an employee of such corporation. 2. The above shareholder or proxy shall submit to the Company a document evidencing the authority of such proxy for each general meeting of shareholders.
(Newly established.)	**Article 17.** *(Diverse Exercise of Voting Rights)* If a shareholder exercise his/her voting rights diversely, he/she shall notify the Company in writing to such effect and the reason therefor no later than three (3) days prior to the date of the general meeting of

	shareholders.
Article 14. *(Minutes of General Meetings of Shareholders)* The substance of the proceedings of general meetings of shareholders and the results thereof shall be recorded in writing or electronically in the minutes and the chairman of the meeting and the Directors present thereat shall affix their names and seals thereto or put their electronic signatures thereon.	(Deleted.)
Article 15. (Description of the provisions is omitted.)	**Article 18.** (Same as at present.)
Article 16. *(Resolution for Election of Directors)* 1. A resolution for election of Directors shall be adopted by a majority vote of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights held by all shareholders. 2. (Description of the provisions is omitted.)	**Article 19.** *(Resolution for Election of Directors)* 1. A resolution for election of Directors shall be adopted by a majority vote of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights held by shareholders entitled to exercise voting rights. 2. (Same as at present.)
Article 17. *(Term of Office of Directors)* 1. The term of office of a Director shall expire at the close of the ordinary general meeting of shareholders regarding the last fiscal year ending within two (2) years after his/her assumption of office. 2. The term of office of a Director elected to fill a vacancy or increase the number of Directors shall expire when the term of office of the other Directors in office at the time of his/her election shall expire.	**Article 20.** *(Term of Office of Directors)* 1. The term of office of a Director shall expire at the close of the ordinary general meeting of shareholders regarding the last business year ending within two (2) years after his/her election. 2. The term of office of a Director elected to fill a vacancy or increase the number of Directors shall expire when the term of office of the other Directors in office at the time of his/her election shall expire.
Article 18. *(Representative Directors and Directors with Titles)* 1. The Company shall have one (1) President elected from among the Directors by a resolution of the Board of Directors. 2. (Description of the provisions is omitted.) 3. The provision of the first paragraph of this Article shall be applied *mutatis mutandis* to the election of a Chairman of the Board of	**Article 21.** *(Representative Directors and Directors with Titles)* 1. The Company shall have one (1) President elected from among the Directors by a resolution of the Board of Directors. 2. (Same as at present.) 3. The provision of the first paragraph of this Article shall be applied *mutatis mutandis* to the determination of a Chairman of the Board of Directors, Vice Chairmen, Vice

Directors, Vice Chairmen, Vice Presidents, Senior Executive Directors and Executive Directors provided for in the immediately preceding paragraph. 4. (Description of the provisions is omitted.) 5. In addition to the President, the Company may appoint one or more Directors who shall represent the Company by a resolution of the Board of Directors. 6. (Description of the provisions is omitted.) 7. (Description of the provisions is omitted.)	Presidents, Senior Executive Directors and Executive Directors provided for in the immediately preceding paragraph. 4. (Same as at present.) 5. In addition to the President, the Company may elect one or more Directors who shall represent the Company by a resolution of the Board of Directors. 6. (Same as at present.) 7. (Same as at present.)
Article 19. *(Meetings of the Board of Directors)* 1. through 4. (Description of the provisions is omitted.) (Newly established.) 5. (Description of the provisions is omitted.)	**Article 22.** *(Meetings of the Board of Directors)* 1. through 4. (Same as at present.) 5. In the event that a Director proposes a matter to be resolved by the Board of Directors, if all the Directors (limited to those who are entitled to participate in a resolution of such matter) express their consent in writing or digitally, it shall be deemed that such proposal is adopted by a resolution of the Board of Directors, unless a Corporate Auditor expresses any objection to such proposal. 6. (Same as at present.)
Article 20. *(Counselors and Advisors)* 1. The Company may have one or more counselors and advisors pursuant to a resolution of the Board of Directors. 2. (Description of the provisions is omitted.)	**Article 23.** *(Counselors and Advisors)* 1. The Company may have one or more counselors and advisors pursuant to a resolution of the Board of Directors. 2. (Same as at present.)
Article 21. (Description of the provisions is omitted.)	**Article 24.** (Same as at present.)

Article 22. *(Resolution for Election of Corporate Auditors)* The provisions of the first paragraph of Article 16 shall be applied *mutatis mutandis* to the election of Corporate Auditors.	**Article 25.** *(Resolution for Election of Corporate Auditors)* The provisions of the first paragraph of Article 19 shall be applied *mutatis mutandis* to the election of Corporate Auditors.
Article 23. *(Term of Office of Corporate Auditors)* 1. The term of office of a Corporate Auditor shall expire at the close of the ordinary general meeting of shareholders regarding the last fiscal year ending within four (4) years after his/her assumption of office. 2. The term of office of a Corporate Auditor elected to fill a vacancy shall expire when the term of office of his/her predecessor shall expire.	**Article 26.** *(Term of Office of Corporate Auditors)* 1. The term of office of a Corporate Auditor shall expire at the close of the ordinary general meeting of shareholders regarding the last business year ending within four (4) years after his/her election. 2. The term of office of a Corporate Auditor elected to fill a vacancy as a result of a retirement of a Corporate Auditor prior to expiration of his/her term of office shall expire when the term of office of such predecessor shall expire.
Article 24. *(Full-Time Corporate Auditors)* The Corporate Auditors shall appoint one or more Full-Time Corporate Auditors from among themselves.	**Article 27.** *(Full-Time Corporate Auditors)* The Board of Corporate Auditors shall, by its resolution, elect one or more Full-Time Corporate Auditors.
(Newly established.)	**Article 28.** *(Effect of Preliminary Election of a Substitute Corporate Auditor)* If a substitute Corporate Auditor is to be elected pursuant to the provisions of the second paragraph of Article 329 of the Company Law, the resolution of such election shall remain effective until the opening of the ordinary general meeting of shareholders regarding the last business year ending within four (4) years after such resolution is adopted; provided, however, that such period may be shortened by a resolution of a general meeting of shareholders.
Article 25. (Description of the provisions is omitted.)	**Article 29.** (Same as at present.)
Article 26. *(Business Year)* The business year (*eigyo nendo*) of the Company shall commence on April 1 of each year and end on March 31 of the following year.	**Article 30.** *(Business Year)* The business year (*jigyo nendo*) of the Company shall commence on April 1 of each year and end on March 31 of the following year.
Article 27. *(Dividends)* 1. Dividends shall be paid to the	**Article 31.** *(Dividends from Surplus)* 1. The Company may, by a resolution of a

shareholders or registered pledgees whose name shall be recorded in writing or electronically in the last register of shareholders as of March 31 every year and the holders of fractional shares whose name shall be recorded in writing or electronically in the last register of fractional shares as of the same date. 2. If the dividends provided for in the immediately preceding paragraph remain unreceived after the expiry of a three (3) year period beginning on the day on which the Company shall make the payment thereof, the Company shall be relieved from the obligation of payment thereof. 3. Any dividends shall not bear interest even within the period provided for in the immediately preceding paragraph.	general meeting of shareholders, pay dividends from surplus, designating March 31 every year as the record date therefor. 2. If the property to be applied to dividends provided for in the immediately preceding paragraph is cash and remains unreceived after the expiry of a three (3) year period beginning on the day on which the Company shall make the payment thereof, the Company shall be relieved from the obligation of payment thereof. 3. The cash provided for in the immediately preceding paragraph shall not bear interest even within the period provided for in the immediately preceding paragraph.
Article 28. *(Interim Dividends)* 1. The Company may, pursuant to a resolution of the Board of Directors, make cash distributions pursuant to the provisions of Article 293-5 of the Commercial Code (hereinafter referred to as "interim dividends") to the shareholders or registered pledgees whose name is recorded in writing or electronically in the last register of shareholders as of September 30 every year and the holders of fractional shares whose name shall be recorded in writing or electronically in the last register of fractional shares as of the same date. 2. The provisions of the second and third paragraphs of the immediately preceding Article shall be applied *mutatis mutandis* to interim dividends.	**Article 32.** *(Interim Dividends)* 1. The Company may, pursuant to a resolution of the Board of Directors, pay interim dividends, designating September 30 every year as the record date therefor. 2. The provisions of the second and third paragraphs of the immediately preceding Article shall be applied *mutatis mutandis* to interim dividends.

Additional Statement

1. By the resolution of the meeting of the Board of Directors held after the close of this general meeting of shareholders, the Representative Directors and Directors with Titles was determined as follows:

Chairman and Representative Director	Yoshiyuki Kasai
President and Representative Director	Masayuki Matsumoto
Vice President and Representative Director	Masataka Ishizuka
Vice President and Representative Director	Yoshiomi Yamada
Vice President and Representative Director	Akira Nakagawa
Senior Executive Director	Koushi Akutsu
Senior Executive Director	Takao Innami
Senior Executive Director	Toyonori Noda
Executive Director	Kouei Tsuge
Executive Director	Mitsuru Nakamura
Executive Director	Masayuki Kono
Executive Director	Junichi Hirasawa

2. By the resolution of the meeting of the Board of Corporate Auditors held after the close of this general meeting of shareholders, Mr. Toshiaki Araya was elected as Full-time Corporate Auditor and assumed such office.

Re: Payment of Dividends for the 19th Fiscal Year

1. If you have designated dividends to be transferred to an account of a financial institution, please find the Statements of Dividends for the 19th Fiscal Year and the Information regarding the Account for Transfer of Dividends which are enclosed for shareholders who have designated the transfer of dividends.

2. For shareholders other than shareholders who have designated the transfer of dividends, the Notice of Postal Transfer Payment is enclosed, so please receive dividends at a nearby post office. Your prompt receipt of dividends would be appreciated.

(News)

The Company has adopted the electronic public notice system, and accordingly, it is hereby notified that public notices of the Company in the future will be given on the internet website of the Company; provided that in the event of accidents or any other unavoidable circumstances which make electronic public notices impossible, the Company shall give public notices in the Nihon Keizai Shimbun.

Internet website URL address on which electronic public notices will be placed:
http://www.jr-central.co.jp